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CIBT Completes Construction of GLN Center in Guangzhou University

January 18th, 2012 CNW Group: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) (“CIBT Group”) is pleased to announce the completion of its Global Learning Network Center ("GLN Center") located within Guangzhou University, in Guangzhou’s Higher Education Mega Center, China.

The GLN Center is fully equipped with professional grade video conferencing teaching and learning equipment which forms part of our Global Learning Network in China. Programs to be delivered at this location include English Second Language, University Pathway, TESOL (English Teacher certification), Overseas Study Preparation and eventually Sprott-Shaw's degree transfer programs to Canada and the United States.  Photos of the GLN Center are available at: www.cibt.net/Guangzhou.php.

“We are very pleased to have established this strategic relationship with Guangzhou University, one of the top elite universities in China,” commented Toby Chu, President and CEO, Vice Chairman of CIBT Group. “This strategic relationship and our physical presence within Guangzhou University  will allow CIBT Group to duplicate its Hub-and-Spoke business model using our Global Learning Network to connect an expansive network of academic partners in Southern China, which is one of the fastest growing markets in China today.”

About Guangzhou City:

Guangzhou is the third largest city in China with a population of approximately 15 million. Guangzhou is the capital city of Guangdong province, the most populated province in China with a population of approximately 110 million and GDP exceeding US$572 billion, the highest among all provincial level provinces in China. Guangzhou is also known as the city with the fastest growing economic port in China and is located less than 180 km from Hong Kong.

About Guangzhou University:

According to Chinese university ranking website At0086.com, the largest online platform providing information to foreigners about Chinese universities, studies as a foreign student in China, relocating to China, Chinese government services, travel information, and general product and service offerings in China, Guangzhou University earned the following rankings among over 1,600 universities in China:

●	18th best university in Law
●	5th best university in Business Studies
●	18th best university in History
●	17th best university in Medicine
●	7th best university in Pharmacy

Guangzhou University’s history dates back to 1927. The university is affiliated with both the Guangzhou Municipal Government and Guangdong Provincial Government, though the larger part of the university's funding is generated from the Guangzhou Municipal Government. The university is made up of two campuses. The main campus is located in Guangzhou Higher Education Mega Center and covers a total area of 325 acres, with a building floor space of 3.57 million square feet.  The other campus is located in the downtown core of Guangzhou, covering 49 acres.

The university is committed to expanding its undergraduate programs, graduate programs and international programs. The university comprises of 26 schools, and is authorized to run 3 PhD level degrees, 27 graduate level degrees, and 5 professional graduate degrees including pedagogy, engineering, physical education, art and international Chinese language teaching. It also offers 69 undergraduate degrees with disciplinary fields including philosophy, history, literature, law, pedagogy, art, science, engineering, management and economics.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China and the Philippines, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu
Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

FORWARD-LOOKING STATEMENTS:
Some statements in this news release contain forward-looking information (the “forward-looking statements”) about CIBT Education Group Inc. and its future plans. Forward-looking statements are statements that are not historical facts. The forward-looking statements in this news release are subject to various risks, uncertainties and other factors that could cause the company's actual results or achievements to differ materially from those expressed in or implied by forward-looking statements. With respect to the statement in this news release as to expected operations of the Guangzhou University GLN Center, these risks, uncertainties and other factors include, without limitation, uncertainty as to the company's ability to achieve the goals and satisfy the assumptions of management; uncertainties as to the demand for the programs offered; and general economic factors and other factors that may be beyond the control of the company. Forward-looking statements are based on the beliefs, opinions and expectations of the company's management at the time they are made, and CIBT Group does not assume any obligation to update its forward-looking statements if those beliefs, opinions or expectations, or other circumstances, should change.

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.